FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* SENDELWECK KENNETH L	2. Issuer Name and Ticker or Trading Symbol GERMAN AMERICAN BANCORP GABC		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) SECRETARY AND TREASURER
(Last) (First) (Middle) 1476 MARTHA DR	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Year 12/2002
(Street) JASPER, IN 47546		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
COMMON STOCK	2/15/02		F	2104	D	$16.08		D	JT WITH SPOUSE
COMMON STOCK	2/15/02		M	1874	A	$13.15		D	JT WITH SPOUSE
COMMON STOCK	2/15/02		M	666	A	$13.81		D	JT WITH SPOUSE
COMMON STOCK	12/30/02		J(3)	1425(8)	A		4851(1)(8)	D	JT WITH SPOUSE
COMMON STOCK	12/30/02		J(3)	1425(8)	D		0	D
COMMON STOCK							5084(2)	I	HELD IN RETIREMENT ACCT
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
EMPLOYEE STOCK OPTION (RIGHT TO BUY)	$16.08	2/15/02		A	5300(4)		(5)	2/15/07	COMMON STOCK	5300		5565(6)	D
EMPLOYEE STOCK OPTION (RIGHT TO BUY)	$16.08	2/15/02		A	1532(4)		2/15/03	7/1/05	COMMON STOCK	1532		1608(6)	D
EMPLOYEE STOCK OPTION (RIGHT TO BUY)	$16.08	2/15/02		A	572(4)		2/15/03	2/15/06	COMMON STOCK	572		600(6)	D
EMPLOYEE STOCK OPTION (RIGHT TO BUY)	$13.15	2/15/02		M		1874(7)	7/1/00	7/1/05	COMMON STOCK	1874		7872(9)	D
EMPLOYEE STOCK OPTION (RIGHT TO BUY)	$13.81	2/15/02		M		666(7)	2/15/01	2/15/06	COMMON STOCK	666		2801(9)	D

Explanation of Responses:

(1) Reflects additional shares acquired pursuant to a five percent stock dividend to shareholders of record November 30, 2002 and payable on December 15, 2002, shares allocated pursuant to a dividend reinvestment program, as well as shares acquired by husband and wife pursuant to an Employee Stock Purchase Plan.
(2) Reflects additional shares acquired pursuant to a five percent stock dividend to shareholders of record November 30, 2002 and payable on December 15, 2002.
(3) Transfer of shares from Ken's name only to Ken's name joint with his spouse.
(4) Options granted under the German American Bancorp 1999 Long-Term Equity Plan
(5) The option is exercisable in increments of the option granted on each of the first five anniversary dates of the Grant Date.
(6) Reflects adjustment for additional shares issued pursuant to a five percent stock dividend to shareholders of record November 30, 2002 and payable on December 15, 2002. The exercise price is adjusted also in connection with the five percent stock dividend to a price of $15.31.
(7) The options that were exercised were granted under the German American Bancorp 1999 Long-Term Equity Plan.
(8) Shares rounded to the nearest whole share
(9) Reflects a adjustment for additional shares issued pursuant to a five percent stock dividend program. The exercise price is adjusted also in connection with the five percent stock dividends.

By: /s/ Kenneth L Sendelweck **Signature of Reporting Person	1/28/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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